UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

Commission File Number: 000-29106

KNIGHTSBRIDGE TANKERS LIMITED

(Translation of registrant’s name into English)

Par-la-Ville Place

14 Par-la-Ville Road,

Hamilton, HM 08, Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Notice of the 2010 Annual General Meeting of Shareholders and Proxy Statement of Knightsbridge Tankers Limited dated July 28, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED

By: /s/ Inger M. Klemp
Date: September 30, 2010	Name:	Inger M. Klemp
	Title:	Chief Financial Officer

Exhibit 1

TO THE SHAREHOLDERS OF

KNIGHTSBRIDGE TANKERS LIMITED

Enclosed is a Notice of the Annual General Meeting of Shareholders (the “Notice”) of Knightsbridge Tankers Limited (the “Company”) that will be held at the Elbow Beach Hotel, 60 South Shore Road, Paget PG04, on September 24, 2010 at 9:30 a.m.

At this Annual General Meeting (the “Meeting”), shareholders of the Company will consider and vote upon proposals, (1) elect a total of five Directors to serve until the next Annual General Meeting of Shareholders, (2) to approve the appointment of PricewaterhouseCoopers AS as the Company’s independent auditors and to authorize the Board of Directors to determine their remuneration and (3) to approve the Directors’ Remuneration for the year ended December 31, 2010.

You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

It is important to vote. Whether or not you plan to attend the general meeting, please complete, date, sign and return the enclosed proxy in the enclosed envelope, which does not require postage if mailed within the United States. The vote of every shareholder is important and your cooperation in returning your executed proxy promptly will be appreciated. Any signed proxy returned and not completed will be voted in favor of all the proposals listed in the proxy statement.

Very truly yours,

Ola Lorentzon
Chairman

Knightsbridge Tankers Limited	Knightsbridge Tankers Limited
Investor Relations	Registered Office
Telephone: +47 23 11 40 00	Par-la-Ville Place, 14 Par-la-Ville Road
www.knightsbridgetankers.com	Hamilton, HM 08, Bermuda

KNIGHTSBRIDGE TANKERS LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

SEPTEMBER 24, 2010

NOTICE IS HEREBY given that the Annual General Meeting of Shareholders of Knightsbridge Tankers Limited (the “Company”) will be held on September 24, 2010 at 9:30 a.m. local time, at the Elbow Beach Hotel, 60 South Shore Road, Paget PG04, Bermuda for the following purposes, all of which are more completely set forth in the accompanying proxy statement:

To receive and adopt the Company’s audited consolidated financial statements for the year ended December 31, 2009.

To consider the following Company proposals:

1.	To re-elect Ola Lorentzon as a Director of the Company.

2.	To re-elect Douglas C. Wolcott as a Director of the Company.

3.	To re-elect David M. White as a Director of the Company.

4.	To re-elect Hans Petter Aas as a Director of the Company.

5.	To elect Herman Billung as a Director of the Company to fill the vacancy currently existing on the Board.

6.	To appoint PricewaterhouseCoopers AS as the Company’s independent auditors and to authorize the Board of Directors to determine their remuneration.

7.	To approve the remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$500,000 for the year ended December 31, 2010.

The Board of Directors has fixed the close of business July 20, 2010, as the record date for the determination of the shareholders entitled to receive notice of the Annual General Meeting or any adjournment thereof.

BY ORDER OF THE BOARD OF DIRECTORS

Georgina Sousa
Secretary

Dated: July 28, 2010

Hamilton, Bermuda

KNIGHTSBRIDGE TANKERS LIMITED

PAR-LA-VILLE PLACE

14 PAR-LA-VILLE ROAD

HAMILTON HM 08, BERMUDA

PROXY STATEMENT

FOR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 24, 2010

INFORMATION CONCERNING SOLICITATION AND VOTING

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board” or “Directors”) of Knightsbridge Tankers Limited, a Bermuda company (the “Company”), for use at the Annual General Meeting of Shareholders to be held at the Elbow Beach Hotel, 60 South Shore Road, Paget PG04, Bermuda on September 24, 2010, at 9:30 a.m. local time (the “Meeting”), or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Shareholders.

The authorised share capital of the Company consists of 35,000,000 common shares, par value $0.01. The issued and outstanding shares of the Company at July 20, 2010 (the “Record Date”), consisted of 18,564,515 common shares, par value $0.01 (the “Common Shares”). Each shareholder of record at the close of business on the Record Date is entitled to receive notice of the Meeting and to one (1) vote for each Common Share then held. One-third of the outstanding Common Shares shall constitute a quorum at the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.

The Common Shares are listed on the Nasdaq National Market under the symbol “VLCCF.”

A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s principal office, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08 Bermuda, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. All Common Shares of the Company represented by valid proxies received pursuant to this solicitation, and not revoked, will be voted at the Meeting.

In the event there are not sufficient votes for approval of any of the matters to be voted upon at the Annual General Meeting, the Meeting may be adjourned in order to permit further solicitation of proxies.

The form of proxy provides a space for you to withhold your vote for each of the nominees for the Board of Directors if you choose to do so. You are urged to indicate the way you wish to vote on each matter in the space provided. If no space is marked, it will be voted by the proxies named therein (1) FOR the re-election of Ola Lorentzon as a Director of the Company, (2) FOR the re-election of Douglas C. Wolcott as a Director of the Company, (3) FOR the re-election of David M. White as a Director of the Company, (4) FOR the re-election of Hans Petter Aas as a Director of the Company, (5) FOR the election of Herman Billung as a Director of the Company to fill the vacancy currently existing on the Board, (6) FOR the appointment of PricewaterhouseCoopers AS as independent auditors and to authorize the Board of Directors to fix their remuneration and (6) FOR Approval of Directors’ Remuneration.

The Company, will bear the cost of the solicitation of proxies and will reimburse brokerage houses and other custodians, fiduciaries and nominees for their expenses in sending solicitation material to their principals. In addition to the solicitation of proxies by the use of the mails, proxies may also be solicited by the Directors, officers, employees, and appointed agents of the Company by telephone, cable and personal interviews. Directors, officers and employees of the Company who solicit proxies will not receive additional compensation therefor.

PRESENTATION OF FINANCIAL STATEMENTS

In accordance with Section 84 of the Bermuda Companies Act 1981, the audited consolidated financial statements of the Company for the year ended December 31, 2009 will be presented at the Meeting. These statements have been approved by the Directors of the Company. There is no requirement under Bermuda law that such statements be approved by shareholders, and no such approval will be sought at the Meeting.

The audited consolidated financial statements of the Company for the year ended December 31, 2009 have been provided to Shareholders by inclusion in the Annual Report on Form 20-F mailed with this Notice of Meeting. The Company’s Annual Report on Form 20-F is also available on our website at www.knightbridgetankers.com.

COMPANY PROPOSALS

* * * * * * * * * * * * * * * * * * *

PROPOSALS 1, 2, 3, 4 and 5 – ELECTION OF DIRECTORS

As provided in the Company’s Bye-laws, each Director is elected at each Annual General Meeting of Shareholders and shall hold office until the next Annual General Meeting following his election or until his successor is elected.

The Board has nominated the five persons listed below for selection as Directors of the Company. Messrs. Ola Lorentzon, Douglas Wolcott, David White and Hans Petter Aas are presently members of the Board of Directors. Mr. Herman Billung has been nominated as a Director to fill the vacancy currently existing on the Board.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following five nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board of Directors may recommend.

Nominees For Election To The Company’s Board Of Directors

Information concerning the nominees for Directors of the Company is set forth below:

Name	Age	Director Since	Position with the Company

Ola Lorentzon	60	1996	Director, Chairman and Chief Executive Officer

Douglas C. Wolcott	78	1996	Director and Audit Committee Member

David M. White	69	1996	Director and Audit Committee Chairman

Hans Petter Aas	64	2009	Director

Herman Billung	52		Director

Ola Lorentzon has been a director of the Company since September 18, 1996 and Chairman since May 26, 2000. Mr. Lorentzon is also a director of Erik Thun AB, Crew Chart Ship Management AB, Sea Bird Exploration Ltd., and is the Chairman of Stockholm Chartering AB. Mr. Lorentzon was the Managing Director of Frontline Management AS, a subsidiary of Frontline, from April 2000 until September 2003.

Douglas C. Wolcott has been a director of the Company since September 18, 1996. Mr. Wolcott has also served as President of Chevron Shipping Corporation until 1994. Mr. Wolcott previously served as Deputy Chairman and Director of the United Kingdom Protection and Indemnity Club and as a director of London & Overseas Freighters Limited. He is currently a director of the American Bureau of Shipping.

David M. White has been a director of the Company since September 18, 1996. Mr. White was Chairman of Dan White Investment Limited which is now closed. Mr. White has also served as a director of NatWest Equity Primary Markets Limited from January 1992 to March 1996, and was previously a director of both NatWest Markets Corporate Finance Limited and NatWest Markets Securities Limited until December 1991.

Hans Petter Aas has been a director of the Company since September 2008. Mr. Aas has been a Director of Ship Finance International Limited since August 2008 and Chairman since January 2009. Mr. Aas is also a director of Golar LNG Limited. Mr. Aas has a long career as a banker in the international shipping and offshore market, and retired from his position as Global Head of the Shipping, Offshore and Logistics Division of DnB NOR Bank ASA (“DnB NOR”) in August, 2008. He joined DnB NOR (then Bergen Bank) in 1989 and has previously worked for the Petroleum Division of the Norwegian Ministry of Industry and the Ministry of Energy, as well as for Vesta Insurance and Nevi Finance.

Herman Billung currently serves as Chief Executive Officer of Golden Ocean Management AS and has done so since April 1, 2005. Mr. Billung previously worked for The Torvald Klaveness Group as Managing Director of Maritime Services and was responsible for the commercial management of the Group’s dry bulk pools, Bulkhandling and Baumarine. Between 1994 and 1998, Mr. Billung was Managing Director of the dry bulk operating company, Frapaco Shipping Ltd. Mr. Billung graduated from the Royal Norwegian Naval Academy in 1984.

Messrs. Wolcott and White are members of the Audit Committee of the Board of Directors.

The approval of these proposals will require a majority of the votes cast at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.

* * * * * * * * * * * * * * * * * * *

PROPOSAL 6 – APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the Board will ask the shareholders to approve the appointment of PricewaterhouseCoopers AS as the Company’s independent auditors and to authorize the Board of Directors to determine their’ remuneration.

Audit services which were provided by Moore Stephens P.C. in fiscal year 2009 included the examination of the consolidated financial statements of the Company and its subsidiaries. PricewaterhouseCoopers AS did not provide any services to the Company during 2009.

All services rendered by the independent auditors are subject to pre-approval and review by the Audit Committee.

The approval of this proposal will require a majority of the votes cast at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS AS INDEPENDENT AUDITORS OF THE COMPANY AND TO AUTHORIZE THE BOARD OF DIRECTORS TO FIX THE AUDITORS’ REMUNERATION.

* * * * * * * * * * * * * * * * * * *

PROPOSAL 7 – TO APPROVE DIRECTORS’ FEES

At the Meeting, the Board will ask that shareholders to approve the remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$500,000 for the year ended December 31, 2010.

Total fees paid to the Board of Directors for the year ended December 31, 2009 were US$340,000.00. The Board of Directors and the Audit Committee meet a minimum of four times each year and may have additional meetings as required.

The approval of this proposal will require a majority of the votes cast at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE DIRECTORS’ FEES.

* * * * * * * * * * * * * * * * * * *

OTHER INFORMATION

Management knows of no business that will be presented for consideration at the Annual General Meeting other than that stated in the Notice of Annual General Meeting.

By Order of the Directors

Georgina Sousa
Secretary

July 28, 2010
Hamilton, Bermuda